Exhibit 99.1

September 10, 2021

Dear Fiverr International Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders of Fiverr International Ltd. (the “Meeting”), to be held on October 19, 2021 at 4:00 p.m. (Israel time), at our headquarters at 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders. Our board of directors recommends that you vote FOR each of the Proposals listed in the Notice.

Only shareholders of record at the close of business on September 9, 2021 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and the accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,
Micha Kaufman
Chairman of the Board of Directors

Notice of Annual General Meeting of Shareholders

To be Held on October 19, 2021

Dear Fiverr International Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of Fiverr International Ltd. (the “Company”), to be held on Tuesday, October 19, 2021 at 4:00 p.m. (Israel time), at our headquarters at 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel (the telephone number at that address is +972-72-2280910).

The following matters are on the agenda for the Meeting:

(1)
to re-elect each of Adam Fisher and Nir Zohar as Class II directors, to serve until the Company’s annual general meeting of shareholders in 2024, and until their respective successors are duly elected and qualified;

(2)	to approve an amendment to the compensation terms of the Company’s non-executive directors and a one-time equity grant to each of Ron Gutler, Gili Iohan and Nir Zohar;

(3)	to approve an amendment to the Company’s Compensation Policy for executive officers and directors;

(4)	to approve an amendment to the indemnification agreements for directors and executive officers; and

(5)
to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2021 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering the foregoing Proposals, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2020.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on September 9, 2021, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

You can vote your ordinary shares by attending the Meeting or by completing and signing the proxy card to be distributed with the proxy statement.  If you hold ordinary shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on September 9, 2021, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you hold your ordinary shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your ordinary shares at the Meeting (or to appoint a proxy to do so).

Our board of directors recommends that you vote FOR each of the above Proposals, which are described in the proxy statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of the Company’s ordinary shares constitutes a quorum for purposes of the Meeting.  If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place).  At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

The last date for submitting a request to include a Proposal in accordance with Section 66(b) of the Israeli Companies Law, 5759-1999, is September 17, 2021.  A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being distributed to shareholders and also furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K.  Shareholders are also able to review the proxy statement at the “Investor Relations” portion of our website, https://investors.fiverr.com/ or at our headquarters at 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel, upon prior notice and during regular working hours (telephone number: +972-72-2280910) until the date of the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting.  Accordingly, after reading the Notice of Annual General Meeting of Shareholders and the Proxy Statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.  If voting by mail, the proxy card must be received by no later than 11:59 p.m. EDT on October 18, 2021 to be validly included in the tally of ordinary shares voted at the Meeting.  Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.

By Order of the Board of Directors,

Micha Kaufman
Chairman of the Board of Directors

- ii -

Proxy Statement
______________

Annual General Meeting of Shareholders

To Be Held on October 19, 2021

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of Fiverr International Ltd. (the “Company” or “Fiverr”) to be voted at an Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The Meeting will be held on Tuesday, October 19, 2021, at 4:00 p.m. (Israel time), at our headquarters at 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel.

This proxy statement, the attached Notice of Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available to holders of Fiverr’s ordinary shares, beginning September 10, 2021.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on September 9, 2021, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. You can vote your ordinary shares by attending the Meeting or by following the instructions under “How You Can Vote” below.  Our Board urges you to vote your ordinary shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting:

(1)
to re-elect each of Adam Fisher and Nir Zohar as Class II directors, to serve until the Company’s annual general meeting of shareholders in 2024, and until their respective successors are duly elected and qualified;

(2)	to approve an amendment to the compensation terms of the Company’s non-executive directors and a one-time equity grant to each of Ron Gutler, Gili Iohan and Nir Zohar;

(3)	to approve an amendment to the Company’s Compensation Policy for executive officers and directors;

(4)	to approve an amendment to the indemnification agreements for directors and executive officers; and

(5)
to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2021 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

 In addition to considering the foregoing Proposals, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2020.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above Proposals.

Quorum and Adjournment

On September 9, 2021, we had a total of 36,546,356 ordinary shares issued and outstanding.  Each ordinary share outstanding as of the close of business on September 9, 2021, is entitled to one vote on each of the Proposals to be presented at the Meeting.  Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold ordinary shares representing at least 25% of our voting power.  If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum.  A “broker non-vote” occurs when a bank, broker or other holder of record holding ordinary shares for a beneficial owner attends the Meeting but does not vote on a particular Proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.  Brokers that hold ordinary shares in “street name” for clients (as described below) typically have authority to vote on “routine” Proposals even when they have not received instructions from beneficial owners.  The only item on the Meeting agenda that may be considered routine is Proposal No. 5 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2021; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999 (the “Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its ordinary shares, if the shareholder wants its ordinary shares to count for the Proposals.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the Proposals.

The approval of Proposal No. 3, and Proposal No. 2 in the event Proposal No. 3 is not approved, is also subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the ordinary shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the Proposal; or (ii) the total number of ordinary shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company. For the purpose of Proposal No. 3, the term controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

If you do not state that you are not a controlling shareholder or have personal interest with respect to Proposal No. 3, and Proposal No. 2 in the event Proposal No. 3 is not approved, by marking “NO” on the proxy card or voting instruction form (or in your electronic submission), your ordinary shares will not be voted for Proposal No.  3, or Proposal No. 2, if Proposal No. 3 is not approved.

As of this date, we are not aware of any controlling shareholders as defined above, and therefore believe that other than our directors, officers and their relatives, none of our shareholders should have a personal interest in Proposal No. 3 or Proposal No. 2. Such shareholders should mark “NO” in the appropriate place on the proxy card or voting instruction form (or in their electronic submission).

In connection with Proposal No. 3, the Israeli Companies Law, 5759-1999 (the “Companies Law”) allows our board of directors to approve such Proposal even if the Annual General Meeting of Shareholders has voted against its approval, provided that the Company’s compensation committee, and thereafter the board of directors, each determines to approve it, based on detailed arguments, and after having reconsidered the matter and concluded that such action is in the best interest of the Company.

Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

•
By Internet—If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet;

•
By telephone—If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

•
By mail—If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

Registered Holders

If you are a shareholder of record whose ordinary shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you can also vote your ordinary shares by attending the Meeting or by completing and signing a proxy card.  In such case, these proxy materials are being sent directly to you.  As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card.  You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting.  We will not be able to count a proxy card from a registered holder unless we receive it at our headquarters at 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel, or Broadridge Financial Solutions, Inc. receives it in the enclosed envelope no later than 11:59 p.m. EDT on October 18, 2021.

If you provide specific instructions (by marking a box) with regard to the Proposals, your ordinary shares will be voted as you instruct.  If you sign and return your proxy card or voting instruction form without giving specific instructions your ordinary shares will be voted in favor of each Proposal in accordance with the recommendation of the Board.  The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 25 of the Company’s Articles of Association.

Beneficial Owners

If you are a beneficial owner of the ordinary shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee.  As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those ordinary shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your ordinary shares, giving you the right to vote the ordinary shares at the Meeting.  Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your ordinary shares.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on September 9, 2021, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders beginning September 10, 2021. Certain officers, directors, employees and agents of Fiverr, may solicit proxies by telephone, emails, or other personal contact.  We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares. We have also engaged Innisfree M&A Incorporated as our proxy solicitor for the Annual General Meeting.

Voting Results

The final voting results will be tallied by the Company based on the information provided by Broadridge Financial Solutions, Inc. or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this proxy statement are available at the “Investor Relations” portion of our website, https://investors.fiverr.com/.  The contents of that website are not a part of this proxy statement.

Assitance in Voting your Shares

Your vote is important!  If you have questions about how to vote your shares, please call our proxy solicitor, Innisfree M&A Incorporated, TOLL-FREE, at 1 (877) 717-3905 (from the U.S. and Canada) OR at +1 (412) 232-3651 (from other locations).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, based on public filings or information provided by us, (ii) each of our directors and executive officers individually, and (iii) all of our directors and executive officers as a group, as of September 9, 2021.  Except as otherwise set forth below, the street address of the beneficial owners is c/o Fiverr International Ltd., 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel.

Name of beneficial owner	Number(1)	%(2)
Principal Shareholders
Sands Capital Management, LLC(3)	1,830,775	5.0%
Directors and Executive Officers
Micha Kaufman(4)	2,300,941	6.2%
Ofer Katz	*	*
Hila Klein	*	*
Gali Arnon	*	*
Gil Sheinfeld	*	*
Philippe Botteri	*	*
Adam Fisher	*	*
Ron Gutler	*	*
Gili Iohan	*	*
Jonathan Kolber(5)	2,933,612	8.0%
Nir Zohar	*	*
All executive officers and directors as a group (11 persons)	5,820,447	15.5%

*	Indicates ownership of less than 1%.

(1)
Beneficial ownership is determined in accordance with SEC rules. Under SEC rules, a person is deemed to be a ‘beneficial’ owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security.  A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Accordingly, ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table and restricted share units (RSUs) that are subject to vesting conditions expected to occur within 60 days of the date of this table, are deemed to be beneficially owned. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.

(2)
The percentages shown are based on 36,546,356 ordinary shares issued and outstanding as of September 9, 2021. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table and RSUs that are subject to vesting conditions expected to occur within 60 days of the date of this table, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(3)
Based on information reported on a Schedule 13G filed on February 16, 2021, Sands Capital Management, LLC, has sole power to dispose or direct the disposition of 1,830,775 ordinary shares. The address of Sands Capital Management, LLC is 1000 Wilson Blvd., Suite 3000, Arlington, VA 22209.

(4)
Based on information provided to us, Mr. Kaufman holds 1,814,460 ordinary shares and 486,481ordinary shares underlying options that are currently exercisable within 60 days of September 9, 2021, at a weighted average exercise price of $26.13, which expire between 2025 and 2028.

(5)
Based on information reported on a Schedule 13G/A filed on January 11, 2021 and information available to us, represents (a) 809,835 ordinary shares held by Mr. Kolber directly, (b) 1,939,665 ordinary shares held by Anfield Ltd., over which Mr. Kolber has sole voting power, and (c) 184,112 ordinary shares held by Artemis Asset Holding Limited, on behalf of the Jonathan Kolber Bare Trust, of which Mr. Kolber is the sole beneficiary. Mr. Kolber may be deemed to have beneficial ownership of all of these ordinary shares, and his business address is 12 Abba Even Blvd, Herzliya, Israel 4672530.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the annual compensation earned during 2020 by our five most highly compensated executive officers see Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2020, as filed with the SEC on February 18, 2021 (the “Annual Report”), a copy of which is available on our website at https://investors.fiverr.com/.

CORPORATE GOVERNANCE

Overview

Fiverr is committed to effective corporate governance and independent oversight by our Board. Our programs and policies are informed by engagement with our shareholders as well as a guiding principle that the Board is accountable for representing the best interests of our shareholders, accomplished primarily through independence, diversity of experience and engagement with shareholders and other key constituents.

Our Articles of Association provide that we may have no less than three and no more than ten directors, as may be fixed from time to time by the Board. Our Board currently consists of seven directors. Each of our current six non-executive directors is independent under New York Stock Exchange corporate governance rules that require a majority of our directors to be independent, with Mr. Ron Gutler serving as lead independent director.

Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board. At each annual general meeting of our shareholders, the term of office of only one class of directors expires. The election or re-election of such class of directors is for a term of office that expires as of the date of the third annual general meeting following such election or re-election. Each director holds office until the annual general meeting of our shareholders in which his or her term expires, unless he or she is removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association.

Mr. Micha Kaufman, our Co-Founder, has served as our Chief Executive Officer and as a member of our Board since our inception and currently also serves as chairman of our Board. The required approval by our shareholders of the re-appointment of our Chief Executive Officer as chairman of the Board must be obtained no later than five years following June 17, 2019, the closing date of our initial public offering. Further, if our Chief Executive Officer serves as chairman of the Board, his or her dual office term shall be limited, following the initial five-year period, to three-year terms, subject to shareholder approval.

Corporate Governance Practices

Below, we summarize the key governance practices and policies that our Board believes help advance our goals and protect the interests of our shareholders, including:

What we do
Base a significant portion of the compensation opportunity on financial and share price performance	Appoint a lead independent director who also serves as the chair of all of the Board’s committees
Set annual incentive targets to our chief executive officer based on objective performance measures	Regularly review the executive compensation and peer group data
Maintain a forfeiture and clawback policy	Offer equity and cash compensation which we believe incentivizes our executive officers to deliver both short-term and long-term shareholder value
Maintain a majority independent Board	Manage dilution by shifting to RSUs
Maintain entirely independent Board committees	Maintain an independent compensation committee which engages an independent and reputable compensation advisor
Emphasize pay-for-performance – meaning the earning of annual bonuses are subject to the attainment of objective performance measurements	Cap cash bonus payments and annual equity based compensation
Maintain an anti-hedging and pledging policy

We highlight below some important aspects of our corporate governance regime such as our (i) dilution management efforts, (ii) shareholder engagement practices, (iii) engagement of compensation advisors including for peer group analysis, and (iv) appointment of a lead independent director.

Disciplined Dilution Management

Under the supervision of the Board, we exercise a disciplined approach to manage the long-term effects of our equity incentive grants and we frequently review and re-assess our levels of share dilution. Fiverr’s management and Board remain committed to cautious management of the Company’s dilution and continue to take considerable measures to reduce dilution, while carefully balancing our need to retain talented employees and executives, which are the drivers of the Company’s success.

 Since our initial public offering in June 2019, we have shifted from granting only options to granting only RSUs to employees and a mix of options and RSUs to management, which has resulted in a meaningful reduction in dilution since we customarily grant RSUs and options at a ratio of 1:2 (i.e., the grant of one RSU replaces the grant of options). As of June 30, 2021, our share dilution rate was 15.1%. We project dilution will continue to decline in the following years.

Shareholder Engagement

We believe that effective corporate governance includes regular, constructive conversations with our shareholders, and we value our shareholders’ continued feedback and opinions. All feedback is reviewed and implemented as appropriate for the Company’s strategy, business growth and maturity stage. We are committed to maintaining an active dialogue to understand the priorities and concerns of our shareholders on the topics of executive compensation corporate governance policies and practices, and our environmental, social and governance program. Maintaining an active dialogue with our shareholders is consistent with our corporate values of open communication and accountability, and we intend to continue these efforts in the future.

Independent Compensation Advisor and Peer Group

The compensation committee directly engaged the services of Radford a business unit of Aon plc, or Radford, a global provider of consulting services relating to human capital and compensation, to review the Company’s compensation practices and advise us as to whether they are aligned with, and competitive relative to, U.S. market practices. Radford reports directly to the compensation committee and the compensation committee determined Radford to be independent.

Based on Radford’s report and recommendations, the compensation committee approved a list of 21 companies as our 2021 peer group, or Peer Group, for the purpose of supporting the process of determining our non-executive directors compensation terms  and providing analysis of it as part of this Proxy Statement. Our peer group is made up of companies, which are most comparable to the us on a range of criteria, including industry (mainly technology companies), revenue, market capitalization, number of employees and rate of growth.  Our Peer Group is composed of the following companies:

Anaplan	CyberArk Software	Five9	Q2	Varonis Systems
Affirm	Chegg	monday.com	Paylocity	Wix.com
Asana	Elastic	MongoDB	Rapid7	Workiva
Avalara	Fastly	New Relic	Upwork	ZoomInfo Technologies
Bill.com

Lead Independent Director

Since our chair of the Board is also our chief executive officer, our Board has appointed Mr. Ron Gutler as lead independent director, which responsibilities include presiding over all meetings of the Board at which the chair of the Board is not present, including any executive sessions of the independent directors, approving Board meeting schedules and agendas, and acting as the liaison between the independent directors and the chief executive officer and chair of the Board. Our lead independent director also serves as chair of each of our committees.

Compensation of Non-Executive Directors

Under the current non-executive directors compensation structure, which we propose to amend in Proposal No. 3, we pay each of our non-executive directors who serves on a Board committee an annual retainer of $32,500, with additional annual payment for service on Board committees as follows: $8,000 (or $20,000 for the chairperson) per membership of the audit committee, $5,000 (or $10,000 for the chairperson) per membership of the compensation committee and $4,500 (or $7,500 for the chairperson) per membership of the nominating and governance committee, or a general committee membership fee of $5,000 (or $10,000 for the chairperson) for other board committees.

In addition, upon election and on the first anniversary of their appointment or election (provided the director is still in office), non-executive directors, who serve on a Board committee, will be granted with equity awards under our incentive plan at a value of $170,000 which will vest on a quarterly basis over a period of two years (the “Initial Grant”), and on the second anniversary of their appointment or election (provided the director is still in office) with equity awards at a value of $150,000 which will vest on a quarterly basis over a period of one year (the “Annual Grant”). Thereafter, upon re-election, a non-executive director, who serves on a Board committee, will be granted with the Initial Grant and the Annual Grant as detailed above. The awards will be accelerated in certain change of control events.

For more information regarding our Board, its committees and our corporate governance practices, see “Part I, Item 6.C. Board Practices” of our Annual Report.

As mentioned above, in this Meeting, shareholders will be asked to approve an amendment to the Compensation terms of our non-executive directors as detailed in Proposal No. 3.

PROPOSAL 1

RE-ELECTION OF DIRECTORS

Background

Our Board currently has seven directors and is divided into three classes with staggered three-year terms as follows:

●	the Class I directors are Philippe Botteri and Jonathan Kolber, and their terms expire at our annual meeting of shareholders to be held in 2023;

●	the Class II directors are Adam Fisher and Nir Zohar, and their terms expire at the Meeting; and

●	the Class III directors are Micha Kaufman, Ron Gutler and Gili Iohan, and their terms expire at our annual meeting of shareholders to be held in 2022.

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.

At the Meeting, shareholders will be asked to re-elect Adam Fisher and Nir Zohar. Adam Fisher and Nir Zohar each qualify as an independent director under the listing standards of the New York Stock Exchange. Nir Zohar serves on each of our audit, compensation, and nominating and governance committees and qualifies an independent director under the rules of SEC and the New York Stock Exchange relating to audit committee and compensation committee membership, as applicable. Nir Zohar is also financially literate in accordance with the requirements of the NYSE Rules.

If re-elected at the Meeting, each of Adam Fisher and Nir Zohar will serve until the 2024 annual general meeting of our shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law.

In accordance with the Companies Law, each of Adam Fisher and Nir Zohar has certified to us that he meets all the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time to fulfill his duties as a director of Fiverr, taking into account the size and special needs of Fiverr.

During 2020, each of the directors standing for re-election at the Meeting attended at least 90% of our Board and Board committee meetings, as applicable.

The nominating and governance committee of our Board recommended that each of Adam Fisher and Nir Zohar be re-elected at the Meeting as a Class II director for a term to expire at the 2024 annual general meeting of our shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law.  Our Board approved this recommendation.

Biographical information concerning Adam Fisher and Nir Zohar is set forth below:

Adam Fisher has served as a member of our Board since January 2011. Since 2007, Mr. Fisher has served as a partner at Bessemer Venture Partners, a venture capital firm, and he is the founder of the firm’s investment practice in Tel Aviv, Israel. From 1998 to 2007, Mr. Fisher was a partner at Jerusalem Venture Partners, a venture capital firm based in Israel. Mr. Fisher currently serves as a member of the board of directors of several Bessemer Venture Partners portfolio companies and previously served on the board of directors of Wix.com Ltd. from 2007 to 2016. Mr. Fisher holds a B.S.F.S. from Georgetown University.

Nir Zohar has served as a member of our Board since January 2014. Mr. Zohar has served as President of Wix.com Ltd. since 2013 and as Chief Operating Officer of Wix.com Ltd. since 2008. Prior to that, Mr. Zohar served as the Budget and Production Manager of M.B. Contact Ltd., a private Israeli event production company, between 2005 and 2007.

Proposal

The shareholders are being asked to re-elect each of Adam Fisher and Nir Zohar for a term to expire at the 2024 annual general meeting of our shareholders, and until his respective successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law.

It is proposed that the following resolutions be adopted at the Meeting:

RESOLVED, that Adam Fisher be re-elected as a Class II director, to serve until the 2024 annual meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law; and

FURTHER RESOLVED, that Nir Zohar be re-elected as a Class II director, to serve until the 2024 annual meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the re-election of each of Adam Fisher and Nir Zohar as a Class II director for a term to expire at the 2024 annual general meeting.

PROPOSAL 2

APPROVAL OF AN AMENDMENT TO THE COMPENSATION TERMS OF THE
COMPANY’S NON-EXECUTIVE DIRECTORS AND A ONE-TIME EQUITY
GRANT TO EACH OF RON GUTLER, GILI IOHAN AND NIR ZOHAR

Background

Under our current director compensation package, each of our non-executive directors who serves on a Board committee is eligible to receive the compensation as detailed above in the Corporate Governance - Compensation of Non-Executive Directors section, comprised of an annual cash retainer for the services provided to our Board and committees, an initial equity grant upon their appointment and an additional annual equity grant upon their two year anniversary from their appointment.

As part of the Company’s periodic evaluation of our director compensation, the Board and the compensation committee reviewed an independent compensation analysis prepared by Radford based on the Peer Group detailed above to ensure that the Company’s director compensation is aligned with and competitive relative to market practices. In its review, Radford advised that most companies traded in the U.S. provide the same compensation to all non-executive directors but provide additional cash compensation for increased time spent in leadership roles and for committee work.

Under the Companies Law changes to the compensation of our directors require shareholder approval.

Structure of Proposed Non-Executive Director Compensation

The compensation committee and the Board are recommending changes to our non-executive director compensation. The non-executive compensation proposed is significantly lower than the terms provided under the Company’s amended Compensation Policy proposed in Proposal No. 3.

The proposed compensation for our non-executive directors reflects U.S. market best practices and includes setting a retainer-based annual cash fee and an annual cash equity grant denominated in a U.S. dollar value and that compensation be provided to our lead independent director or chairperson, each director who first joined the Company following our initial public offering or will join the Board in the future, and each committee chairperson and member. The recommended changes are designed to enable us to appropriately incentivize and attract qualified members to our Board, while providing directors with consistent value irrespective of share price appreciation. As a result, we believe that this structure aligns the compensation of the directors with shareholder interests.

Under the proposed compensation structure for non-executive directors only three of our current directors: Ron Gutler, Gili Iohan and Nir Zohar will be eligible to receive compensation as directors. Adam Fisher, Jonathan Kolber, Philippe Botteri and Micha Kaufman, our chief executive officer and chair of the Board, will not be eligible to receive compensation as directors of the Company.

In accordance with the Radford’s compensation analysis, under the proposed structure for non-executive director compensation, the aggregate compensation to all of our current directors is between the 25th and 50th percentiles of our Peer Group.

Upon the approval of our shareholders, each of our non-executive directors who (i) joined the Board following our initial public offering or will join the Board in the future, or (ii) serves or will serve on a Board committee (each an “Eligible Director”) shall be eligible to receive the following:

Cash Compensation

An annual cash retainer with respect to each twelve months of service in an amount of:

	Lead Independent Director or Chairperson	Member
Board	$97,500	$65,000

Additional fees with respect to each twelve months of service on Board committees in the amounts of:

	Lead Independent Director or Chairperson	Member
Audit	$20,000	$8,000
Compensation	$10,000	$5,000
Nominating and Governance	$7,500	$4,500
Other Committee as Authorized by the Board	$7,500	$4,500

Payment to the chairpersons is in lieu of (and not in addition) to the payments referenced for committee membership. In case of service of less than a full twelve months period, the annual fee shall be prorated with respect to the actual period of service.

Equity Based Compensation

Welcome Grant – Each newly appointed or elected non-executive director of the Company shall be granted options with a grant date value of $350,000. The exercise price for the options shall be the average closing price per ordinary share on the NYSE over the thirty (30) day calendar period preceding the grant date (utilizing all trading days during such 30-calendar day period), but, with respect to U.S. taxpayers, not less than the fair market value on the grant date for purposes of Section 409A of the United States Internal Revenue Code of 1986, as amended (the “Code”). Such welcome grant will vest on a quarterly basis over a period of one year. The commencement of the vesting shall begin on the election or appointment day.

Annual Grant – Each Eligible Director shall be granted options with a grant date value of $300,000 upon the annual anniversary of his or her initial election or appointment (provided the director is still in office) (the “Eligibility Date”). The exercise price for the option awards shall be the average closing sale price per ordinary share on the NYSE over the thirty (30) day calendar period preceding the grant date (utilizing all trading days during such 30-calendar day period), but, with respect to U.S. taxpayers, not less than the fair market value on the date of grant for purposes of Section 409A of Code. Such annual grant will vest on a quarterly basis over a period of one year. The commencement of the vesting shall begin on the Eligibility Date.

The welcome grant and the annual grants will also be subject to the following terms and conditions:

(i)          Acceleration. The equity awards shall be accelerated in the event of a Merger/Sale as defined in the Company’s 2019 Share Incentive Plan (the “2019 Plan”).

(ii)          Intended Tax Type of Award. Equity grants to directors who are Israeli residents and qualify for a “102 award” pursuant to Section 102 of the Israeli Income Tax Ordinance [New Version]-1961, as amended, and the regulations promulgated thereunder, shall be classified as 102 Awards (as defined in the 2019 Plan), capital gain track equity (and non-102 qualified grants to directors who are Israeli residents will be classified as 3(9) Awards, as defined in the 2019 Plan); and

(iii)          General. The equity grants shall otherwise be subject to the terms and conditions of the 2019 Plan, or any effective equity plan at that time, and the award agreement in the form generally used by the Company at the time signed.

If approved, the proposed director compensation would take effect on January 1, 2021, for the cash compensation and on the day of the Meeting for the equity based compensation.

Further, it is proposed to grant an additional one-time equity grant of options in a value of $150,000 to each of Ron Gutler, Gili Iohan and Nir Zohar for their services in 2021. The proposed one-time equity grant is in line with the Company’s amended Compensation Policy proposed in Proposal No. 3 and is intended to align the compensation terms of said directors with the new director compensation proposed under this Proposal No. 2 starting in 2021. The options shall be granted in accordance with Section 102 of the Tax Ordinance and the exercise price for the options shall be the average closing sale price per ordinary share on NYSE over the thirty (30) day calendar period preceding the approval of the Board (utilizing all trading days during such 30-calendar day period), which is $236.855. The vesting commencement date for the grant shall be April 15, 2021, the anniversary of the appointment of date each of Ron Gutler, Gili Iohan and Nir Zohar, and the options shall vest on a quarterly basis over one year. The equity awards shall be accelerated in the event of a Merger/Sale as defined in the 2019 Plan.

Conclusion

Our compensation committee and Board believe that the changes to the non-executive director compensation are in the best interest of the Company and our shareholders as they better align the compensation with the ongoing nature of the work of the Board and committee members.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to approve the amendment to the compensation terms of the Company’s non-executive directors and a one-time equity grant to each of Ron Gutler, Gili Iohan and Nir Zohar, as detailed in the Proxy Statement, dated September 10, 2021.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the amendment to the compensation terms of the Company’s non-executive directors.

PROPOSAL 3

APPROVAL OF AN AMENDMENT TO THE COMPANY’S COMPENSATION
POLICY FOR EXECUTIVE OFFICERS AND DIRECTORS

Background

Pursuant to the Companies Law, all public Israeli companies, including companies whose shares are only publicly traded outside of Israel, such as us, are required to adopt a written compensation policy for their executive officers and directors, which address certain items prescribed by the Companies Law.  In June 2019, our shareholders approved our current Compensation Policy, following to the review and approval of our Board. Such Compensation Policy is in effect for a period of five years from our initial public offering.

Pursuant to the Companies Law, our Compensation Policy must be reviewed from time to time by our compensation committee and the Board, to ensure its alignment with the Company’s compensation philosophy and to consider its appropriateness for the Company, including the company’s objectives, business plan and long-term strategy. Further to the review of our Compensation Policy by our compensation committee and Board, we propose shareholders adopt the following amendments to our Compensation Policy:

Amendment to the Director and Executive Officers Exculpation, Indemnification and Insurance Provisions

In light of the Israeli Securities Authority’s legal position number 21-101, as amended in June 2020 and August 2020, regarding the necessity to refer to the annual premium in compensation policies, it is proposed to amend the Compensation Policy such that the limitations on the premium that may be paid by the Company under its directors’ and officers’ liability insurance, included in Sections 20.2.1, 20.3.2 and 20.4.1 will be removed.

In addition, it is proposed to approve additional miscellaneous editorial changes and an amendment to Section 20.1 of the Compensation Policy as follows (additions are underlined):

20.1   Fiverr may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the Executive Officer, as provided in the indemnity agreement between such individuals and Fiverr, all subject to applicable law and the Company’s articles of association. Fiverr may adopt arrangements to secure such indemnification obligations to its directors and Executive Officers.

Amendment to the Board of Directors Compensation Provisions

It is proposed to update the maximum annual cash retainer and equity-based compensation that our directors may be eligible to receive  to address the increase in complexity and time commitments required from our directors as a result of the the recent growth in the Company’s business, the increase in the Company’s capitalization and changes in our Peer Group. These maximum annual cash retainer and equity-based compensation serve only as a framework of our directors’ compensation, while the specific compensation terms of our directors are subject to the approval of our compensation committee, Board and shareholders. The proposed amendments to the Compensation Policy will not exempt from such required approvals, but rather serve as a cap for the approval of any future compensation.

Accordingly, it is proposed to amend Sections 21.1 and 21.4 of the Compensation Policy as follows (additions are underlined, and deletions are struck through):

21.1   All Fiverr’s non-employee Board members~~, who serve on a Board committee (including as the chairperson of a committee),~~ may be entitled to an annual cash fee retainer of up to $100,000~~40,000~~, ~~(~~and up to $150,000~~45,000~~ for the chairperson of Fiverr’s Board or lead independent director~~)~~. In addition, all Fiverr’s non-employee Board members, who serve on a Board committee (including as the chairperson of a committee), may be entitled to a committee membership annual cash fee retainer of up to $30,000~~10,000~~ and committee chairperson annual cash fee retainer of up to $60,000~~20,000~~ (it is being clarified that the payment for the chairpersons is in lieu of (and not in addition) to the payments referenced above for committee membership).

21.4   Each non-employee member of Fiverr’s Board~~, who serves on a Board committee (including as the chairperson of a committee),~~ may be granted ~~with~~ equity-based compensation. The value of a “welcome” grant or an annual equity-based compensation, granted at a certain year shall not exceed $500,000. ~~as follows: upon election and on the first anniversary of their appointment or election (provided the director is still in office), at a value of $170,000 which shall vest on a quarterly basis over a period of two years (the “Initial Grant”), and on the second anniversary of their appointment or election (provided the director is still in office) with equity-based compensation at a value of $150,000 which shall vest on a quarterly basis over a period of one year (the “Annual Grant”). Thereafter, upon re-election, a non-employee member of the Board, who serves on a Board committee (including as the chairperson of a committee), may be granted with the Initial Grants and the Annual Grant as detailed above.~~ The equity-based compensation may be accelerated in the event of a change of control.

Our compensation committee and Board approved the amendments described above as they believe that they provide an appropriate framework to promote our objectives, business plan and long-term strategy, to create appropriate incentives to our executive officers and directors while taking into consideration the size and nature of operations of our Company as well as the competitive environment in which we operate. As such, the proposed amendments to the Compensation Policy are intended to incentivize superior individual excellence and to align the interests of our executive officers and directors with our long-term performance, and as a result, with those of our shareholders. As discussed above, the actual compensation structure proposed under Proposal No. 2 is significantly lower than the proposed terms under the amended Compensation Policy.

The full text of the amended sections of Compensation Policy (marked to reflect the proposed changes) is attached to this proxy statement as Annex A. The amended Compensation Policy will continue to be in effect until the fifth anniversary of our initial public offering.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to approve the amendment to the Company’s Compensation Policy for Executive Officers and Directors, as detailed in the Proxy Statement, dated September 10, 2021.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the amendment to the Company’s Compensation Policy for Executive Officers and Directors.

PROPOSAL 4

APPROVAL OF AN AMENDMENT TO THE INDEMNIFICATION AGREEMENTS
FOR DIRECTORS AND EXECUTIVE OFFICERS

Background

Our articles of association permit us to exculpate, indemnify and insure our directors and executive officers to the fullest extent permitted by the Companies Law.

We have entered into agreements with each of our current directors and executive officers undertaking to indemnify them for any obligation imposed on them or expense spent by them as a result of their capacity as directors or executive officers of the Company. The maximum aggregate amount of indemnification based on such indemnification agreements is limited to the greater of (i) an amount equal to 25% of our shareholders’ equity on a consolidated basis, based on our most recent financial statements made publicly available before the date on which the indemnity payment is made, and (ii) $40 million (the “Maximum Amount”).

In light of our interest in continuing to attract and retain highly qualified directors and executive officers and due to an increasing difficulty in obtaining a fit insurance policy for our directors and executive officers, the increasing cost of obtaining such insurance and our current market valuation of the Company, our compensation committee and Board concluded that it is in our best interest and that of our shareholders to amend the Maximum Amount listed in Exhibit A to the Form of Indemnification Agreement incorporated by reference to the Annual Report, as follows (additions are underlined, and deletions are struck through):

“the greater of (i) an amount equal to 25% of our shareholders’ equity on a consolidated basis, based on our most recent financial statements made publicly available before the date on which the indemnity payment is made, ~~and~~ (ii) $350~~40~~ million, and (iii) ten percent (10%) of the Company Total Market Cap (which shall mean the average closing price of the Company’s ordinary shares over the 30 trading days prior to the actual payment of indemnification multiplied by the total number of issued and outstanding shares of the Company as of the date of actual payment) (the “Maximum Amount”)”

In the event our shareholders fail to approve the proposed amendment, the existing indemnification agreements will remain in effect in accordance with their current terms.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to approve the amendment to the indemnification agreements for directors and executive officers, as detailed in the Proxy Statement, dated September 10, 2021.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the amendment to the indemnification agreements for directors and executive officers.

PROPOSAL 5

 RE-APPOINTMENT OF INDEPENDENT AUDITORS
AND AUTHORIZATION OF THE BOARD TO FIX THIER REMUNERATION

Background

Our audit committee and Board have approved the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2021, subject to the approval of our shareholders.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, in each of the previous two fiscal years:

	2020	2019
	(in thousands)
Audit fees(1)	$1,008	$370
Audit-related fees(2)	-	750
Tax fees(3)	704	190
All other fees(4)	17	71
Total	$1,729	$1,381

(1)
“Audit fees” or the years ended December 31, 2020 and 2019 include fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC as well as certain fees related to the audit in connection with our follow-on offering in June 2020 and issuance of convertible senior notes in October 2020.

(2)	“Audit-related fees” for the year ended December 31, 2019 relate to services in connection with our IPO.
(3)	“Tax fees” for the years ended December 31, 2020 and 2019 were related to ongoing tax advisory, tax compliance and tax planning services.
(4)	“All other fees” in the years ended December 31, 2020 and 2019 related to services in connection with non-audit compliance and review work.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services.  Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent accountants.  Our audit committee pre-approved all the audit services and all of the non-audit services provided to us and to our subsidiaries since our pre-approval policy was adopted.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as Fiverr International Ltd.’s independent registered public accounting firm for the year ending December 31, 2021 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors in accordance with the volume and nature of their services.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the ratification of the re-appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2021.

PRESENTATION AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended December 31, 2020. A copy of the Annual Report, including the audited consolidated financial statements for the year ended December 31, 2020, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the “Investor Relations” section of our Company’s website at https://investors.fiverr.com.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement.  If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 25 of the Company’s Articles of Association, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Annual Report filed with the SEC on February 18, 2021 is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at https://investors.fiverr.com/.

The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,

Micha Kaufman
Chairman of the Board of Directors

Dated: September 10, 2021

Appendix A

Amended Sections of the Compensation Policy

Below is the full text of the proposed amended sections of our Compensation Policy marked to reflect the proposed changes. Additions are underlined, and deletions are struck through

F. Exculpation, Indemnification and Insurance

19.   Exculpation

Fiverr may exempt its directors and Executive Officers in advance for all or any of his/her liability for damage in consequence of a breach of the duty of care ~~vis-a-vis Fiverr~~, to the fullest extent permitted by applicable law.

20.   Insurance and Indemnification

20.1.    Fiverr may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the Executive Officer, as provided in the indemnity agreement between such individuals and Fiverr, all subject to applicable law and the Company’s articles of association. Fiverr may adopt arrangements to secure such indemnification obligations to its directors and Executive Officers.

20.2.     Fiverr will provide directors’ and officers’ liability insurance (the “Insurance Policy”) for its directors and Executive Officers as follows:

~~20.2.1.         The annual premium to be paid by the Fiverr shall not exceed 12% of the aggregate coverage of the Insurance Policy;~~

20.2.~~2~~1.        The limit of liability of the insurer shall not exceed the greater of $150 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee; and

20.2.~~3~~2.       The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering Fiverr’s exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and it shall not materially affect the Company’s profitability, assets or liabilities.

20.3.    Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), Fiverr shall be entitled to enter into a “run off” Insurance Policy of up to seven (7) years, with the same insurer or any other insurance, as follows:

20.3.1.         The limit of liability of the insurer shall not exceed the greater of $150 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee; and

~~20.3.2.         The annual premium shall not exceed 500% of the last paid annual premium; and~~

20.3.~~3~~2.       The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of cover and the market conditions, and that the Insurance Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

20.4.     Fiverr may extend the Insurance Policy in place to include cover for liability pursuant to a future public offering of securities. ~~as follows:~~

~~20.4.1.        The additional premium for such extension of liability coverage shall not exceed 200% of the last paid annual premium; and~~

~~20.4.2.~~         The Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of cover and the market conditions and that the Insurance Policy reflects the current market conditions, and it does not materially affect the Company’s profitability, assets or liabilities.

H. Board of Directors Compensation

22.   The following benefits may be granted to Fiverr’s Board members:

22.1.    All Fiverr’s non-employee Board members~~, who serve on a Board committee (including as the chairperson of a committee),~~ may be entitled to an annual cash fee retainer of up to $100,000~~40,000~~, ~~(~~and up to $150,000~~45,000~~ for the chairperson of Fiverr’s Board or lead independent director~~)~~. In addition, all Fiverr’s non-employee Board members, who serve on a Board committee (including as the chairperson of a committee), may be entitled to a committee membership annual cash fee retainer of up to $30,000~~10,000~~ and committee chairperson annual cash fee retainer of up to $60,000~~20,000~~ (it is being clarified that the payment for the chairpersons is in lieu of (and not in addition) to the payments referenced above for committee membership).

22.2.    The compensation of the Company’s external directors, if elected, shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time.

22.3.    Notwithstanding the provisions of Sections 22.1 above, in special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and may be greater than the maximal amount allowed under Section 22.1.

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22.4.     Each non-employee member of Fiverr’s Board~~, who serves on a Board committee (including as the chairperson of a committee),~~ may be granted ~~with~~ equity-based compensation. The value of a “welcome” grant or an annual equity-based compensation, granted at a certain year shall not exceed $500,000. ~~as follows: upon election and on the first anniversary of their appointment or election (provided the director is still in office), at a value of $170,000 which shall vest on a quarterly basis over a period of two years (the “Initial Grant”), and on the second anniversary of their appointment or election (provided the director is still in office) with equity-based compensation at a value of $150,000 which shall vest on a quarterly basis over a period of one year (the “Annual Grant”). Thereafter, upon re-election, a non-employee member of the Board, who serves on a Board committee (including as the chairperson of a committee), may be granted with the Initial Grants and the Annual Grant as detailed above.~~ The equity-based compensation may be accelerated in the event of a change of control.

22.5.    All other terms of the equity awards shall be in accordance with Fiverr’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any awards, including, without limitation, in connection with a corporate transaction involving a change of control, subject to any additional approval as may be required by the Companies Law.

22.6.    In addition, members of Fiverr’s Board may be entitled to reimbursement of expenses in connection with the performance of their duties.

22.7.    It is hereby clarified that the compensation (and limitations) stated under Section H will not apply to directors who serve as Executive Officers.

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